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Craft Beer
Loaded Dice Brewery

Brewery

1725 Rochester Rd
Troy, MI 48083
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $20,000 invested.
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THE PITCH
Loaded Dice Brewery is seeking investment to for expansion and relocation.
Expanding Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INTENDED USE OF FUNDS

This space is small and has its unique limitations. The capital raised will go towards a possible expansion, or relocation to a larger facility. In addition, capital will be used to increase capacity and staffing needs.

Expansion
Staffing Needs
Larger Capacity
Increase Volume and Revenue
Increase Marketing
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OUR STORY

I was on a "Funcle" (Uncles + Nephews) trip and stumbled on a small brewery that was in the barn of a family's property. One by one, my nephews turned to me and said "This is what you need to do."

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THIS IS WHAT WE DO
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We have a vibe and culture we are creating.

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PRESS
Loaded Dice Brewery is all about community. That includes sharing its beer recipes.

Jef Smith took a gamble in opening Troy's lone nanobrewery, focusing on community and sharing, and it's paying off

It's all aces at Loaded Dice, a new Michigan brewery

A pandemic wasn't going to stop Loaded Dice from opening.

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TWICE YEARLY RELEASE – THE FAT KINGS
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OUR MISSION

Opening a brewery ain't easy. Oh, sure we've talked about it for years, but finally our Head Brewer's wife basically told him to roll the dice or leave the table. So, here we are. We're betting on an open brewery concept in a beer-barren slice of Oakland County, Michigan.

Our Head Brewer, Jef, likes to talk – and for once it may have been a good thing. He's spoken to so many people about the concept and the brewery, that a it's started to create a bit of a buzz. Scraping together money for a brewery while being a family man (father of three) is not the easiest thing to do. He's collected bottles. He's saved change. He's even taken some of it to the casino to increase funds (hey, this is Loaded Dice Brewery after all).
Surprise! They're actually aren't that many great breweries once you get outside a certain radius of Detroit. The good people of Oakland County, deserve fresh beer and a fun atmosphere. We've already begun scouting and researching different locations in this area. So not only is this good business, it's being good Samaritans. Samaritans who make really good beer.
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ROTATING TAP LIST
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AN OPEN SOURCE BREWERY

Loaded Dice will be an "open brewery." Think open kitchen at a restaurant. We want to create and encourage conversation about the beers we brew. Want to know our recipes? Our cards are on the table. Malt. Water. Hops. Yeast. We want you to know what we know, and what you know, ya know? We even have a super-secret mobile app in the works to help with this. (Hey, that's another revenue stream!)

But the conversation goes both ways. It can't be all about our ideas. We'll regularly tap (another pun) our customers for their great ideas and, heck, we might even make those ideas into beers. We're going to set the standard for what an "open brewery" should be.
We believe in sharing information. This is why we have decided to borrow themes from the open source community and reveal the "source code" of our brewery. Not only will we openly share all our beer recipes but also the processes we've been through to open and run the brewery. Expect to see mash schedules, fermentation profiles, brew house and bar schematics and many other things related to Loaded Dice Brewery. We feel sharing of this information is a great way to give back to the brewing community and help educate others looking to open a brewery.
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THE TEAM
Jef
Founder

Before I transitioned to a professional brewer and business owner, I home brewed for over twenty years. I medaled in several home brew companions, and started to get a following with friends and family that grew out to their friends and family. in 2018, I started out on the journey to open a brewery of my own, along side with my wife Jennifer.

We opened Loaded Dice Brewery in September 2020, and already can see that we need a significant expansion to meet the needs of our customers and continue our growth.

Ian
Lead Squeegee Operator
Marisa
General Manager
Jennifer
Operations Manger
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise

Expansion $4,000
Staffing Needs $2,000
Canning Line $2,000
Additional Buildout $1,400
Mainvest Compensation $600
Total $10,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $253,784 $279,162 $446,659 $535,991 $578,870
Cost of Goods Sold $156,830 $172,512 $276,019 $331,222 $357,719
Gross Profit $96,954 $106,650 $170,640 $204,769 $221,151

EXPENSES

Rent $27,300 $30,029 $48,046 $57,655 $62,267
Utilities $4,200 $4,305 $4,412 $4,522 $4,635
Salaries $9,000 $9,899 $15,838 $19,005 $20,525
Insurance $2,520 $2,583 $2,647 $2,713 $2,780
Repairs & Maintenance $3,000 $3,075 $3,151 $3,229 $3,309
Legal & Professional Fees $1,800 $1,845 $1,891 $1,938 $1,986
Operating Profit $49,134 $54,914 $94,655 $115,707 $125,649
This information is provided by Loaded Dice Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
Investment Round Status
Target Raise $10,000
Maximum Raise $250,000
Amount Invested $0
Investors 0
Investment Round Ends January 7, 2022
Summary of Terms
Legal Business Name Loaded Dice Brewery LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 0.7%-17.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date July 1, 2029
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Loaded Dice Brewery's fundraising. However, Loaded Dice Brewery may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Loaded Dice Brewery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Loaded Dice Brewery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes

in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Loaded Dice Brewery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Loaded Dice Brewery's core business or the inability to compete successfully against the with other competitors could negatively affect Loaded Dice Brewery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Loaded Dice Brewery's management or vote on and/or influence any managerial decisions regarding Loaded Dice Brewery. Furthermore, if the founders or other key personnel of Loaded Dice Brewery were to leave Loaded Dice Brewery or become unable to work, Loaded Dice Brewery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Loaded Dice Brewery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Loaded Dice Brewery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Loaded Dice Brewery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Loaded Dice Brewery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Loaded Dice Brewery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Loaded Dice Brewery's financial performance or ability to continue to operate. In the event Loaded Dice Brewery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Loaded Dice Brewery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Loaded Dice Brewery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Loaded Dice Brewery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Loaded Dice Brewery will carry some insurance, Loaded Dice Brewery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Loaded Dice Brewery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Loaded Dice Brewery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Loaded Dice Brewery's management will coincide: you both want Loaded Dice Brewery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Loaded Dice Brewery to act conservative to make sure they are best equipped to repay the Note obligations, while Loaded Dice Brewery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Loaded Dice Brewery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Loaded Dice Brewery or management), which is responsible for monitoring Loaded Dice Brewery's compliance with the law. Loaded Dice Brewery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Loaded Dice Brewery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Loaded Dice Brewery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Loaded Dice Brewery, and the revenue of Loaded Dice Brewery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Loaded Dice Brewery to banks, commercial finance lenders, leasing and equipment

financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Loaded Dice Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Loaded Dice Brewery isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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